                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               Dated June 16, 2003
                            For the month of May 2003

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

     Form 20-F  X           Form 40-F ________
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ________           No  X
                               ---

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      United Microelectronics Corporation

Date:    6/16/2003              By     /s/ Stan Hung
     -----------------            --------------------------------------
                                  Stan Hung
                                  Chief Financial Officer

                                     Exhibit

Exhibit         Description

99.1 Announcement on May 29, 2003: Resolution approved by the 23rd meeting, 8th term of the board meeting
99.2 Announcement on June 9, 2003: Important resolutions passed in UMC's 2003 Annual General Meeting
99.3 Announcement on June 9, 2003: The earnings distribution has been amended after the annual general shareholder's meeting
99.4       Announcement on June 9, 2003: May sales
99.5 Announcement on June 15, 2003: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

                                                                    Exhibit 99.1

Resolution Approved by the 23rd Meeting, 8th Term of the Board Meeting

1. Date of occurrence of the event:2003/05/29
2. Cause of occurrence: According to the response letter issued by the
   Ministry of Economics on May 14, 2003 (09202098480) and on August 22, 2002 (09102171560)
3. Countermeasures: Directors' and supervisors' remunerations to be distributed is amended to NTD5,649,816.
4. Any other matters that need to be specified: none

                                                                    Exhibit 99.2

Important resolutions passed in UMC's 2003 Annual General Meeting

1. Date of the shareholders' meeting: 2003/06/09
2. Important resolutions:
       1) Approved the 2002 business report, financial statements and the surplus earning distribution chart
       2) Approved to amend the Company's "Acquisition or Disposal of Assets Procedure"
       3) Approved to amend the Company's "Endorsements and Guarantees Method", and change its title to "Endorsements and Guarantees Procedure"
       4)    Approved to amend the Company's "Loan Procedure"
       5) Approved to amend the Company's "Financial Derivatives Transactions Procedure"
       6) Approved the Company's board directors to serve as a director of other companies whose scope of business is in the same category as UMC
       7) Approved that each 1000 common share is entitled to receive 40.1 shares for shareholder bonus and 57,972,672 shares are distributed as employee bonus
       8) Approved that Articles 2 and 25 of the Company's Articles of Incorporation be amended
3. Endorsement of the annual financial statements (indicate "yes" or "no"):
   yes
4. Any other matters that need to be specified: none

                                                                    Exhibit 99.3

The Earnings distribution has been amended after the annual general shareholder's meeting

1. Date of the resolution of the board of directors or shareholders' meeting:
   2003/06/09
2. Type and monetary amount of original dividend distribution: NTD6,079,251,450 allocated for shareholder bonus (NTD0.4 per Share)
3. Type monetary amount of dividend distribution after the change:NTD6,079,251,450 allocated for shareholder bonus (NTD0.401 per Share)
4. Reason for the change: The company held its board meeting on March 25, 2003 and proposed the earnings distribution but then due to stock buy back program (58,745,000 shares) affecting the number of shares outstanding, and thus adjusting the distribution rate to NTD0.401 per share
5. Any other matters that need to be specified: none

                                                                    Exhibit 99.4

                       United Microelectronics Corporation
                                  June 9, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2003

1) Sales volume (NT$ Thousand)

--------------------------------------------------------------------------------------------
      Period              Items        2003             2002          Changes           %
--------------------------------------------------------------------------------------------
May                Invoice amount         7,713,946      7,180,736         233,210     3.25%
--------------------------------------------------------------------------------------------
Jan - May          Invoice amount        33,785,392     27,282,808       6,502,584    23.83%
--------------------------------------------------------------------------------------------
May                Net sales              7,356,746      6,630,053         726,693    10.96%
--------------------------------------------------------------------------------------------
Jan -May           Net sales             32,576,395     24,028,232       8,548,163    35.58%
--------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)
--------------------------------------------------------------------------------
                              Balance as of period end
--------------------------------------------------------------------------------
                          This Month              Last Month    Limit of lending
--------------------------------------------------------------------------------
UMC                                0                       0          30,949,691
--------------------------------------------------------------------------------
UMC's subsidiaries            30,367                  30,508           1,940,958
--------------------------------------------------------------------------------

3) Endorsements and guarantees (NT$ Thousand)

---------------------------------------------------------------------------------------------------
                          Change in This Month    Balance as of period end    Limit of endorsements
---------------------------------------------------------------------------------------------------
UMC                                          0                           0               61,899,383
---------------------------------------------------------------------------------------------------
UMC's subsidiaries                           0                           0                        0
---------------------------------------------------------------------------------------------------
UMC endorses for subsidiaries                                            0                        0
---------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for UMC                                       0                        0
---------------------------------------------------------------------------------------------------
UMC endorses for PRC companies                                           0                        0
---------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for PRC companies                             0                        0
---------------------------------------------------------------------------------------------------

4) Financial derivatives transactions

a-1   Hedging purpose (for assets/liabilities denominated in foreign currencies)
--------------------------------------------------------------------------------
Underlying assets / liabilities                                              N/A
--------------------------------------------------------------------------------
Financial instruments
--------------------------------------------------------------------------------
Realized profit (loss)
--------------------------------------------------------------------------------
a-2   Hedging purpose (for the position of floating rate liabilities)
--------------------------------------------------------------------------------
Underlying assets / liabilities                                              N/A
--------------------------------------------------------------------------------
Financial instruments
--------------------------------------------------------------------------------
Realized profit (loss)
--------------------------------------------------------------------------------
b     Trading purpose: None

                                                                    Exhibit 99.5

                       United Microelectronics Corporation
                           For the month of May, 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of May, 2003

1) The trading of directors, supervisors, executive officers and 10% shareholders

--------------------------------------------------------------------------------------------------------------
     Title              Name       Number of shares held    Number of shares     Number of shares    Changes
                                   when elected (for        held as of           held as of
                                   Directors,               April 30, 2003       May 31, 2003
                                   Supervisors and
                                   Executive Officers)
                                   or as May 30, 2001
--------------------------------------------------------------------------------------------------------------
     N/a                N/a
--------------------------------------------------------------------------------------------------------------

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

--------------------------------------------------------------------------------------------------------------
     Title                         Name                     Number of            Number of          Changes
                                                            shares pledge        shares pledge
                                                            as of                as of
                                                            April 30, 2003       May 31, 2003
--------------------------------------------------------------------------------------------------------------
     N/a                           N/a
--------------------------------------------------------------------------------------------------------------

3)   The acquisition assets (NT$ Thousand)
--------------------------------------------------------------------------------
                 Description of assets             May              Jan - May
--------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment              490,906             2,920,168
--------------------------------------------------------------------------------
Fixed assets                                        25,939                36,302
--------------------------------------------------------------------------------

4) The disposition of assets (NT$ Thousand)
--------------------------------------------------------------------------------
                 Description of assets             May              Jan - May
--------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment              124,650               868,056
--------------------------------------------------------------------------------
Fixed assets                                        18,283                18,283
--------------------------------------------------------------------------------